As filed with the Securities and Exchange Commission on March 27, 2000

                                                             File No. 70-9571

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                      -------------------------------

                             AMENDMENT NO. 2 TO
                                  FORM U-1
                         APPLICATION / DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      -------------------------------

                        Wisconsin Energy Corporation
                          231 West Michigan Street
                               P.O. Box 2949
                            Milwaukee, WI 53201

                (Names of company filing this statement and
                 addresses of principal executives offices)
                      -------------------------------

                                    None

              (Name of top registered holding company parent)
                      -------------------------------

                                Paul Donovan
             Senior Vice President and Chief Financial Officer
                        Wisconsin Energy Corporation
                          231 West Michigan Street
                            Milwaukee, WI 53203

                  (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:



Clifford M. Naeve, Esq.                  Sally Bentley
Judith A. Center, Esq.                   Law Director
William C. Weeden                        Wisconsin Electric Power Company
Skadden, Arps, Slate, Meagher & Flom     231 West Michigan Street
1440 New York Avenue, N.W.               Milwaukee, WI 53203
Washington, D.C. 20005




                             TABLE OF CONTENTS

                                                                          Page
                                                                          ----

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION..................................1
      A.    Introduction and Request for Commission Action...................1
      B.    Description of the Parties to the Transaction....................2
            1.    General Description........................................2
                  a.    WEC..................................................2
                  b.    WICOR................................................4
                  c.    CEW Acquisition......................................4
            2.    Description of Facilities..................................5
                  a.    WEC..................................................5
                        i.    General........................................5
                        ii.   Electric Generating Facilities and Resources...5
                        iii.  Electric Transmission and Distribution
                              Facilities.....................................6
                        iv.   Gas Facilities.................................7
                        v.    Other WEC Businesses...........................7
                  b.    WICOR................................................9
                        i.    General........................................9
                        ii.   Gas Facilities.................................9
                        iii.  Other WICOR Businesses........................10
      C.    Description of Transaction......................................11
            1.    Background................................................11
            2.    Merger Agreement..........................................13
            3.    Management and Operations Following
                  the Transaction...........................................14

ITEM II: FEES, COMMISSIONS AND EXPENSES.....................................14

ITEM III: APPLICABLE STATUTORY PROVISIONS...................................15
      A.    Section 10 Standards............................................15
            1.    Section 10(b).............................................15
                  a.    Section 10(b)(1)....................................16
                        i.    Interlocking Relationships....................16
                        ii.   Concentration of Control......................17
                  b.    Section 10(b)(2)....................................19
                        i.    Fairness of Consideration.....................19
                        ii.   Reasonableness of Fees........................20
                  c.    Section 10(b)(3)....................................21
                        i.    Capital Structure.............................21
                        ii. Public Interest, Interest of Investors and Consumers and Proper Functioning of Holding
                              Company System.................................23
            2.    Section 10(c)..............................................23
                  a.    Section 10(c)(1).....................................23
                  b.    Section 10(c)(2).....................................24
                        i.    Integrated Electric Utility System...          24
                        ii.   Integrated Gas Utility System..................25
                              (A)  Single Area or Region...........          25
                              (B)  Coordinated Operations....................28
                              (C)  Economies and Efficiencies......          28
                              (D)  Absence of Impairment.....................28
                        iii.  De Facto Integration...........................29
            3.    Section 10(f)..............................................29
      B.    Section 3(a)(1)..................................................29

ITEM IV: REGULATORY APPROVALS................................................30

ITEM V: PROCEDURE............................................................30

ITEM VI: EXHIBITS AND FINANCIAL STATEMENTS...................................30
      A.    Exhibits.........................................................30
      B.    Financial Statements.............................................33

ITEM VII:  INFORMATION AS TO ENVIRONMENTAL EFFECTS...........................33



            Wisconsin Energy Corporation, a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, hereby amends and restates its Application/Declaration on Form U-1 in File No. 70-9571 as follows:



ITEM I: DESCRIPTION OF PROPOSED TRANSACTION

A.    INTRODUCTION AND REQUEST FOR COMMISSION ACTION

            Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Wisconsin Energy Corporation ("WEC"), a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize WEC's acquisition of all of the issued and outstanding stock of WICOR, Inc. ("WICOR"), also a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act (the "Transaction"). WEC also requests an order from the Commission that, following the consummation of the Transaction, WEC will be exempt from all provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) of the Act.

            The Transaction will result in a combined company that serves approximately 937,000 gas customers and more than one million electric customers in Wisconsin and in Michigan's Upper Peninsula, and operates more than 16,500 miles of gas main and 30,000 miles of electrical transmission and distribution wires. The combined company will have approximately 9,800 employees.

            Shareholders, customers and the public will benefit from the Transaction. The Transaction will create a financially strong company that will be well-positioned in the energy marketplace. Enhanced purchasing power and coordinated gas portfolio management are projected to reduce the cost of purchased gas. Most of the purchase gas savings will be passed through to customers under the purchased gas adjustment mechanisms of WEC's subsidiary, Wisconsin Electric Power Company ("WEPCO") and WICOR's subsidiary, Wisconsin Gas Company ("Wisconsin Gas"). Additionally, gas utility operations will be improved by the coordinated use of the resources and skill sets of the two companies and adoption of best practices.

            The Transaction will be consummated in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated at June 27, 1999, as amended at September 9, 1999, by and between WEC, WICOR and CEW Acquisition, Inc. ("CEW Acquisition"), a Wisconsin corporation and wholly-owned subsidiary of WEC formed for the purpose of facilitating the Transaction. A copy of the Merger Agreement is attached as Exhibit B-1. The Transaction was approved by both the Board of Directors of WEC and the Board of Directors of WICOR on June 27, 1999.

            Consummation of the Transaction is subject to approval by the shareholders of WEC and WICOR. Such approval was received at shareholder meetings held on October 27, 1999. The Transaction also is conditioned upon approval by the Commission under the Act, approval by the Public Service Commission of Wisconsin ("Wisconsin Commission"), and expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Transaction's review period under the HSR Act closed in early March 2000, and the Wisconsin Commission approved the Transaction on March 14, 2000, the order for which is attached at Exhibit D-2.

B.    DESCRIPTION OF THE PARTIES TO THE TRANSACTION

      1.    GENERAL DESCRIPTION

            a.    WEC

            WEC is a public utility holding company incorporated under the laws of the State of Wisconsin and is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(1) of the Act by order of the Commission. Wisconsin Energy Corporation, Holding Company Act Release No. 26877 (May 21, 1998) ("WEC"). WEC's principal executive office is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203. Copies of WEC's Restated Articles of Incorporation and By-Laws are incorporated by reference as Exhibits A-1 and A-2.

            WEC owns all of the common stock of two public utility companies: WEPCO, a combination electric and gas utility company, and Edison Sault Electric Company ("Edison Sault"), an electric utility company. A copy of WEC's corporate organization chart is attached as Exhibit E-8. At December 31, 1999, WEC had 5,877 employees, of which 5,563 were utility employees. WEPCO and Edison Sault are subject to regulation by
(i) the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act (the "FPA") with respect to wholesale sales and transmission of electric power and gas, construction and operation of hydroelectric projects, gas marketing, and accounting and other matters, (ii) the Wisconsin Commission and the Michigan Public Service Commission (the "Michigan Commission"), and (iii) the Nuclear Regulatory Commission (the "NRC"), with respect to the activities of the nuclear facility in which WEC, indirectly through its subsidiary WEPCO, has an ownership interest.

            At the end of 1999, WEC had total assets on a consolidated basis of $6.2 billion. During 1999, WEC had total operating revenues on a consolidated basis of $2.3 billion and net income of $209 million. At the end of 1999, WEPCO had total assets of $5.1 billion. During 1999, WEPCO had total operating revenues of $2.0 billion, of which $1.7 billion consisted of electric operating revenues, $307 million consisted of gas operating revenues, and $21 million consisted of steam operating revenues. During 1999, WEPCO's net income was $212 million after dividends on preferred stock. The WEC Common Stock is listed on the New York Stock Exchange. At December 31, 1999, there were 118,904,210 shares of WEC Common Stock outstanding.

            WEPCO was incorporated in Wisconsin in 1896. Copies of WEPCO's Restated Articles of Incorporation and By-Laws are incorporated by reference as Exhibits A-3 and A-4. WEPCO is authorized to provide retail electric service in designated territories in Wisconsin, and in certain territories in Michigan. WEPCO also sells wholesale electric power. WEPCO is subject to the regulation of the FERC, the NRC, the Wisconsin Commission, and the Michigan Commission. At year-end 1999, WEPCO had 5,490 employees.

            WEPCO generates, transmits, distributes, and sells electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. A map of WEPCO's electric service area is attached as Exhibit E-1. At December 31, 1999, WEPCO had approximately one million electric customers. WEPCO's existing FERC tariffs also provide for transmission service to its wholesale customers. A map of WEPCO's transmission system is attached as Exhibit E-2. During 1999, WEPCO had 19 customers taking transmission service. As mentioned, WEPCO had electric operating revenues of $1.7 billion during 1999.

            WEPCO purchases, distributes, and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area, the Prairie du Chien area, and areas within Iron and Vilas Counties. A map of WEPCO's gas service area is attached as Exhibit E-3. The gas service territory has an estimated population of approximately 1,200,000. As mentioned, WEPCO had gas operating revenues of $307 million during 1999.

            Effective May 31, 1998, WEC acquired ESELCO, Inc. ("ESELCO"), a holding company whose principal subsidiary was Edison Sault. ESELCO was merged with and into WEC, with WEC the surviving company. See WEC, supra. Thus, Edison Sault is a wholly-owned direct subsidiary of WEC. Edison Sault is authorized to provide retail electric service in certain territories in Michigan. Edison Sault generates, transmits, distributes, and sells electric energy in a territory of approximately 2,000 square miles with a population of approximately 55,000 in the eastern Upper Peninsula of Michigan. A map of Edison Sault's electric service area is attached as Exhibit E-4. A map of Edison Sault's transmission system is attached as Exhibit E-5. At December 31, 1999, Edison Sault had approximately 21,800 electric customers and 73 employees. Edison Sault also provides wholesale electric service under contract with one rural cooperative. Edison Sault is subject to the regulation of the FERC and the Michigan Commission. At December 31, 1999, Edison Sault had total assets of $75 million. During 1999, Edison Sault had electric operating revenues of $38 million and net income of $4 million.

            b.    WICOR

            WICOR is a public utility holding company incorporated under the laws of the State of Wisconsin, which is exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act under Rule 2. On a consolidated basis at the end of 1999, WICOR had total assets of $1.1 billion. During 1999, WICOR had total operating revenues on a consolidated basis of $1.0 billion and net income of $53.8 million. The WICOR Common Stock is listed on the New York Stock Exchange. At December 31, 1999, there were 37,819,408 shares of WICOR Common Stock outstanding. A copy of WICOR's Restated Articles of Incorporation is incorporated by reference as Exhibit A-5 and a copy of WICOR's By-Laws is attached as Exhibit A-6. WICOR's principal executive office is located at 626 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

            WICOR has one wholly-owned public utility subsidiary: Wisconsin Gas, a gas utility company which is organized under the laws of the State of Wisconsin. A copy of WICOR's corporate organization chart is attached as Exhibit E-9. At December 31, 1999, WICOR had 3,972 employees.

            At December 31, 1999, Wisconsin Gas distributed gas to approximately 538,000 residential, commercial, and industrial customers in 529 communities throughout Wisconsin. Wisconsin Gas' service area has a population of approximately two million. A map of Wisconsin Gas' gas service area is attached as Exhibit E-6. At the end of 1999, Wisconsin Gas had total assets of $674 million. During 1999, Wisconsin Gas had total operating revenues of $440 million and net income of $26 million. A copy of Wisconsin Gas' Restated Articles of Incorporation is incorporated by reference as Exhibit A-7 and a copy of Wisconsin Gas' By-Laws is attached as Exhibit A-8.

            c.    CEW Acquisition

            CEW Acquisition is a direct, wholly-owned subsidiary of WEC, incorporated under the laws of the State of Wisconsin solely for the purpose of facilitating the Transaction by merging with WICOR. CEW Acquisition does not have, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the merger of CEW Acquisition and WICOR as described herein. The principal executive office of CEW Acquisition is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203. Copies of CEW Acquisition's Articles of Incorporation and By-Laws are incorporated by reference as Exhibits A-9 and A-10.

      2.    DESCRIPTION OF FACILITIES

            a.    WEC

                  i.    General

            During 1999, WEPCO and Edison Sault sold approximately 31.3 billion kilowatt-hours ("kWh") of electric energy (at retail and wholesale). WEPCO sold approximately 30.6 billion kWh of electric energy (at retail and wholesale). WEPCO's net generation totaled 29.1 billion kWh during 1999, with the remaining sales supplemented by power purchases. For the year ended December 31, 1999, approximately 64 percent of the electric supply of WEPCO was obtained from coal-fired generation, approximately 22 percent from nuclear generation, and approximately 14 percent from other generation and purchased power. During 1999, Edison Sault sold approximately 61.9 million kWh of electric energy (at retail and wholesale). In 1999, Edison Sault generated 24 percent of its total electric energy requirements and purchased the remaining 76 percent of such requirements.

            Total gas therms delivered by WEPCO, including customer-owned transported gas, were approximately 944 million therms in 1999. At December 31, 1999, WEPCO transported gas for approximately 370 customers who purchased natural gas directly from other suppliers. Transported gas accounted for approximately 43 percent of the total therms delivered by WEPCO during 1999. There were approximately 398,500 natural gas customers at December 31, 1999. WEPCO's maximum daily send-out during 1999 was 692,649 dekatherms on January 4, 1999. WEPCO's gas operations deliver natural gas to WEPCO's Concord, Paris, and Oak Creek power plants. Deliveries to these facilities are at rates approved by the Wisconsin Commission.

                  ii.   Electric Generating Facilities and Resources

            At December 31, 1999, WEPCO had a total dependable net generating capability of 5,789 MW from the following units:

     o Point Beach: two nuclear electric generating units with a combined net capability of 1,022 MW.

     o Oak Creek: four coal-fired electric generating units with a combined net capability of 1,139 MW.

     o Presque Isle: nine coal-fired electric generating units with a combined net capability of 617 MW.

     o Pleasant Prairie: two coal-fired electric generating units with a combined net capability of 1,210 MW.

     o Port Washington: four coal-fired electric generating units with a combined net capability of 320 MW.

     o Valley: two coal-fired electric generating units with a combined net capability of 227 MW.

     o Edgewater: a 25 percent undivided interest (equivalent to a net capability of 102 MW) in one coal-fired unit, operated by a nonaffiliated utility.

     o Concord: four gas/oil fired combustion turbine generating units with a combined net capability of 376 MW.

     o Paris: four gas/oil fired combustion turbine generating units with a combined net capability of 376 MW.

     o Milwaukee County: three coal-fired electric generating units with a combined net capability of 11 MW.

     o Germantown: four oil-fired combustion turbine generating units with a combined net capability of 252 MW.

     o WEPCO also owns 15 hydro-plants with an aggregate net capability of 67 MW. (WEPCO is in the process of selling to an independent party one plant with an installed generating capacity of approximately 1 MW.) In addition, WEPCO owns six smaller combustion turbines and diesel units with a combined net capability of 70 MW.

          Edison Sault's major source of electric energy is its 29.8 MW hydroelectric generating power plant on the St. Mary's River in Sault Ste. Marie, Michigan. In addition, Edison Sault owns and operates a 4.8 MW diesel-fired peaking power plant.

                  iii.  Electric Transmission and Distribution Facilities

            At December 31, 1999, WEPCO's electric transmission and distribution system had 2,870 miles of transmission circuits, of which 711 miles were operating at 345 kilovolts, 123 miles at 230 kilovolts, 1,652 miles at 138 kilovolts, and 384 miles at voltage levels less than 138 kilovolts. At December 31, 1999, WEPCO was operating 21,927 pole miles of overhead distribution lines and 16,295 miles of underground distribution cable, as well as 350 distribution substations and 233,726 line transformers.

            Edison Sault owns two 138 kilovolt submarine transmission cable circuits, which interconnect with Consumers Energy in the Lower Peninsula of Michigan, as well as two 138 kilovolt substations, which interconnect with a 46 mile, 138 kilovolt transmission line owned and operated by Cloverland Electric Cooperative. In total, Edison Sault had 282 miles of transmission line in service at December 31, 1999, and maintained 792 miles of primary distribution lines. Edison Sault renders service to its customers through approximately 8,600 line transformers.

            Copies of maps showing interconnections of WEPCO and Edison Sault systems with other systems are attached as Exhibit E-7.

                  iv.   Gas Facilities

            At December 31, 1999, WEPCO's gas distribution system included approximately 7,895 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company ("ANR"), Natural Gas Pipeline Company of America ("NGPL"), Northern Natural Gas Company ("Northern Natural"), and Great Lakes Transmission Company. WEPCO has a liquefied natural gas storage plant, which converts and stores in liquefied form natural gas received during periods of low consumption. The liquefied natural gas storage plant has a send-out capability of 70,000 dekatherms per day. WEPCO also has propane tanks for peaking purposes. These tanks can provide approximately 7,000 dekatherms of supply to the system.

                  v.    Other WEC Businesses

            WEPCO also operates two district steam systems for space heating and processing. These systems are located in Milwaukee and in the City of Wauwatosa, Wisconsin, and are subject to regulation by the Wisconsin Commission. The combined systems consist of approximately 43 miles of high and low pressure mains and related regulating equipment. Steam for the Milwaukee system is supplied by WEPCO's Valley power plant. Steam for the Wauwatosa system is supplied by WEPCO's Milwaukee County power plant.

            In addition, each of following companies are non-utility subsidiaries of WEC:

            Wisvest Corporation ("Wisvest") is a non-regulated energy services subsidiary that builds, owns, operates and maintains energy production facilities and invests in other energy-related projects. Wisvest's subsidiary, Griffin Energy Marketing, L.L.C., markets energy related services and trades electricity. In April 1999, Wisvest Connecticut, LLC, a wholly owned subsidiary of Wisvest, acquired two fossil-fueled power plants in the state of Connecticut; the Bridgeport Harbor Station (active generating capacity of 590 MW) and the New Haven Harbor Station (active generating capacity of 466 MW).

            Minergy Corp. ("Minergy") is engaged in the business of developing and marketing proprietary technologies designed to convert high volume industrial and municipal wastes into value-added products. In 1998, Minergy completed construction of and placed into commercial operation in Neenah, Wisconsin a facility that recycles paper sludge from area paper mills into two usable and salable products: glass aggregate and steam.

            Wispark Corporation ("Wispark") develops and invests in real estate, primarily business parks and industrial buildings.

            Wisconsin Energy Capital Corporation ("WECC"), formerly Wisconsin Michigan Investment Corporation, engages in investing and financing activities. Activities include advances to affiliated companies and investments in financial instruments and in partnerships developing low-and moderate-income housing projects. Other investments also may be made from time to time. WECC's subsidiary, WMF Corp., engages in financing activities. Any funds obtained by WMF Corp. through financing arrangements are advanced to WECC.

            WEC Nuclear Corporation has an ownership interest in Nuclear Management Company, LLC. Formed during the first quarter of 1999, it is intended that Nuclear Management Company, LLC will provide services to WEPCO in connection with the Point Beach Nuclear Plant and to other companies that own nuclear generating facilities.

            WEC International Inc. ("WECII") serves as WEC's international investment vehicle. WECII has investments in two joint ventures in the Netherlands involving waste treatment and by-product utilization activities.

            Witech Corporation ("Witech") is a venture capital company operating in the State of Wisconsin. At December 31, 1999, Witech had investments in eleven companies and three funds totaling more than $31 million. The companies include an operator of a nationwide data communications network for the agriculture industry, a manufacturer of electronic components, and a manufacturer of motor drives.


            Northern Tree Service, Inc., is engaged in tree trimming in the State of Michigan's eastern Upper Peninsula.

            Badger Service Company ("Badger") holds coal rights in Indiana. Estimates indicate that 40 million tons of coal could be recovered from this property with conventional mining techniques. However, there are no current plans to develop the property. Badger may sell or develop these rights in the future as conditions warrant.

            b.    WICOR

                  i.    General

            During 1999, Wisconsin Gas sold 71,987 thousand dekatherms of natural gas and served approximately 533,900 natural gas customers. In addition, Wisconsin Gas transported 50,260 thousand dekatherms of natural gas for approximately 4,100 customers who purchased natural gas directly from other suppliers. Transported gas accounted for approximately 41 percent of the total therms delivered by Wisconsin Gas during 1999. Wisconsin Gas' maximum daily send-out during 1999 was 872,000 dekatherms on January 4, 1999.

                  ii.   Gas Facilities

            Wisconsin Gas owns a gas distribution system, which, on December 31, 1999, included approximately 9,300 miles of distribution and transmission mains, 455,000 service laterals and 535,000 active meters. Wisconsin Gas receives gas at 147 gate stations throughout Wisconsin connected to the pipeline transmission systems of ANR, Northern Natural and Viking Gas Transmission Company ("Viking"). Wisconsin Gas has two small propane-air facilities and an LNG storage facility used for peaking purposes. These facilities can provide an aggregate of approximately 7,600 dekatherms of supply to the system.

            Wisconsin Gas and WEPCO jointly own a 10.5-mile gas distribution line that is operated by Wisconsin Gas. The line runs from a gate station connection to Northern Natural in the Town of Eagle to a WEPCO gate station in Mukwonago in Waukesha County. The line continues from Mukwonago for another 18.7 miles to the City of New Berlin in Waukesha County under the sole ownership of Wisconsin Gas. This line, as presently operated, enables the utilities to deliver up to 220,000 dekatherms of gas per day to their southeastern Wisconsin service areas otherwise supplied by ANR.



                  iii.  Other WICOR Businesses

            The following companies are direct, non-utility subsidiaries of
WICOR:

            WICOR Energy Services Company ("WICOR Energy") was formed in 1995, and maintains its principal office and place of business in Milwaukee, Wisconsin. WICOR Energy engages in natural gas purchasing and selling, and energy and price risk management.

            FieldTech, Inc. ("FieldTech") was formed in 1995 and operated as a division of Wisconsin Gas until October 1, 1996, when it incorporated as a subsidiary of WICOR. FieldTech maintains its principal office and place of business in Milwaukee, Wisconsin and provides meter reading and technology services for gas, electric and water utilities.

            WICOR Industries, Inc. ("WICOR Industries") is an intermediate holding company, which holds the stock of WICOR's manufacturing subsidiaries. WICOR Industries owns 100 percent of the voting securities of five direct subsidiaries: Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump Manufacturing Company ("SHURflo"), Hypro Corporation, WEXCO of Delaware, Inc., and WICOR FSC, Inc. WICOR Industries and its subsidiaries manufacture pumps and fluid processing equipment, including filtration equipment for residential, agricultural, and industrial markets worldwide. Manufacturing activities are conducted by plants in the United States, Australia, China, Germany, India, Italy, Mexico, and New Zealand. At December 31, 1999, WICOR Industries had total assets of $401 million. During 1999, WICOR Industries had operating revenues of $511 million and net income of $30 million.

            WICOR made five acquisitions in 1999 to expand its pump and filtration manufacturing businesses. On May 26, 1999, WICOR acquired Omni Corporation ("Omni"), a privately-held manufacturer of water filtration products primarily for residential use which has its manufacturing operations in Hammond, Indiana, in a cash-for-stock transaction. The Omni operations will be integrated into Sta-Rite. On June 10, 1999, WICOR acquired CUMA, S.A. ("CUMA"), a privately-held manufacturer of pumps for irrigation, industrial and residential applications with its manufacturing operations in Monterrey, Mexico, in a cash-for-stock transaction. CUMA will be integrated into Sta-Rite's Mexican subsidiary. On October 7, 1999,
WICOR acquired Western Dispensing Technologies, Inc. ("Western Dispensing"), a privately-held company with its manufacturing operations in Santa Barbara, California, in a cash-for-stock transaction, and on October 8, 1999, WICOR acquired Simer Pump, a division of the Rival Company of Kansas City, in a cash-for-assets transaction. Western Dispensing designs and manufactures chemical dispensing systems used in commercial laundry, janitorial and institutional applications. The Western Dispensing operations will be integrated into SHURflo. Simer Pump manufactures sump, utility, water well and emergency back-up pumps and accessories. The Simer Pump operations will be integrated into Sta-Rite. Finally, on December 30, 1999, WICOR acquired Precision Fitting & Valve Company ("Precision") and Lurmark Limited ("Lurmark"), two privately held companies that manufacture and distribute fittings, valves, nozzles, gauges and other equipment for the agricultural and industrial markets, in a cash-for-stock transaction. Precision is located in Farmington, Minnesota and Lurmark is located in Cambridge, England. Both Precision and Lurmark will be integrated into Hypro Corporation.

            WICOR is an owner of Guardian Pipeline, L.L.C. ("Guardian"). Guardian is a limited liability company formed to construct, own and operate an interstate natural gas pipeline extending approximately 147 miles from the Chicago Market Hub near Chicago, Illinois to near the Town of Ixonia, Jefferson County, in southeastern Wisconsin. A subsidiary of CMS Energy Corporation, Viking, a subsidiary of Northern States Power Company, and WICOR are equal one-third members of the limited liability company. The pipeline will have capacity of 750,000 dekatherms per day, will cost approximately $230 million, and is planned to be in service by November 1, 2002. Wisconsin Gas has signed a binding precedent agreement to contract with Guardian for 650,000 dekatherms per day of capacity. Wisconsin Gas plans to construct a lateral from the terminus of the Guardian pipeline at Ixonia to its Milwaukee area distribution system, a distance of approximately 35 miles. Guardian filed an application with the Federal Energy Regulatory Commission on November 30, 1999, for approval to construct and operate the pipeline. The Wisconsin Commission has approved the capacity contract between Guardian and Wisconsin Gas and must authorize Wisconsin Gas to construct the lateral.

C.    DESCRIPTION OF TRANSACTION

      1.    BACKGROUND

            On July 30, 1998, Mr. Richard Abdoo, the Chairman of the Board, President and Chief Executive Officer of WEC, met informally with Mr. George Wardeberg, the Chairman and Chief Executive Officer of WICOR, and suggested the possibility of combining WEC and WICOR. Mr. Wardeberg indicated that WICOR was not interested in such a combination.

            In November, 1998, Mr. Abdoo again approached Mr. Wardeberg about a possible business combination. Mr. Abdoo and Mr. Wardeberg talked several times, and Mr. Wardeberg agreed to discuss the matter with the WICOR Board of Directors.

            At a meeting on December 15, 1998, the WICOR Board of Directors directed its management to consider the feasibility of a business combination with WEC and to pursue exploratory discussions if an appropriate confidentiality agreement could be negotiated. On January 14, 1999, WEC and WICOR executed a confidentiality agreement. Throughout the remainder of January and February, Mr. Abdoo and Mr. Wardeberg continued their discussions.

            At a meeting on January 26, 1999, the WICOR Board of Directors discussed a possible business combination with WEC and encouraged management to pursue discussions with WEC management. WICOR management updated the WICOR Board on the status of the discussions at its meeting on February 25, 1999. At a meeting on January 28, 1999, the WEC Board of Directors discussed a possible business combination with WICOR and encouraged management to pursue discussions with WICOR management. WEC management updated the WEC Board on the status of the discussions at its meeting on February 16, 1999.

            On March 8, 1999, WICOR engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated and on March 14, 1999, WEC engaged Chase Securities Inc. to assist in analyzing a possible transaction. Discussions between WEC and WICOR representatives continued throughout March and April. At the end of March and in April, senior management of WEC and WICOR met to review operations and financial data.

            The WEC Board of Directors received another update concerning the status of the Transaction at its meeting on April 27, 1999, and again authorized WEC management to continue discussions with WICOR. The WEC Board discussed a proposal in which WICOR shareholders would receive a fixed price of $30 per share.

            On May 16, 1999, the WEC and WICOR senior management met for detailed discussions of structure, management and employee issues.

            On May 20, 1999, the WICOR Board of Directors met to discuss the proposed transaction. The WICOR Board indicated that it was willing to consider a combination with WEC, but only in a transaction valued at not less than $31.50 per share of WICOR Common Stock. Following the meeting, the parties continued to exchange information and proposals. WICOR management updated the WICOR Board at its meeting on June 1, 1999. The WICOR Board again determined that a price of less than $31.50 per share of WICOR Common Stock was not advisable.

            At WEC's Board of Directors meeting on June 2, 1999, Mr. Abdoo reported on the status of discussions. The WEC Board concluded that a fixed price of $31.50 per share of WICOR common stock might be acceptable, provided other issues could be resolved. The Board directed WEC management to continue the discussions.

            On June 3, 1999, WEC provided a proposed merger agreement to WICOR. The senior financial staff of both companies met on June 15 and 17. Legal counsel and management also met on several occasions during June.

            A special meeting of the WEC Board of Directors to consider the proposed transaction was held on June 25, 1999. A special meeting of the WICOR Board of Directors to consider the proposed transaction was held on June 25, 1999. On June 27, 1999, both the WEC and WICOR Boards approved the Merger Agreement and the transaction contemplated thereby. The Merger Agreement then was executed on June 27, 1999.

      2.    MERGER AGREEMENT

            Subject to the terms of the Merger Agreement, at the time of the Merger, the consideration to be received for each outstanding share of WICOR common stock, par value $1.00 per share ("WICOR Common Stock") will be $31.50 per share of WICOR Common Stock, provided the Transaction occurs on or before July 1, 2000. In the event the Transaction occurs after July 1, 2000, the consideration will be increased by an amount equivalent to daily simple interest on $31.50 at the rate of six percent per annum for each day after July 1, 2000, through the closing date (the "Exchange Value"). The consideration will be paid in the form of cash, common stock of WEC, par value $0.01 per share ("WEC Common Stock"), or a combination of cash and WEC Common Stock. Prior to the closing date, WEC will select the percentage of the consideration to be paid in WEC Common Stock, which may be not less than 40 percent nor more than 60 percent; the balance of the consideration will be paid in cash. The exchange ratio for each share of WICOR Common Stock converted into WEC Common Stock will be determined by dividing the Exchange Value by the average of the closing prices of the WEC Common Stock on the New York Stock Exchange for the 10 trading days ending with the fifth trading day prior to the closing date (the "Average WEC Price"). Each WICOR shareholder may elect to receive cash, WEC Common Stock or a combination thereof, subject to proration if the cash or stock elections exceed the maximum amounts permitted. Cash will be paid in lieu of any fractional shares of WEC Common Stock, which holders of WICOR Common Stock otherwise would receive. If the Average WEC Price is less than $22.00 per share, WEC may elect to pay the entire Merger Consideration in cash.

            As a result of the Transaction, WICOR will become a wholly-owned subsidiary of WEC, and WICOR's subsidiaries will be indirect subsidiaries of WEC. The means of accomplishing such a result will depend on whether the entire merger consideration is paid in cash or in a combination of cash and WEC stock. If the former, CEW Acquisition will be merged with and into WICOR, with WICOR surviving as a wholly-owned subsidiary of WEC. If the latter, WICOR will be merged with and into CEW Acquisition, with CEW Acquisition remaining a wholly-owned subsidiary of WEC. The name of CEW Acquisition then would be changed to WICOR.

      3.    MANAGEMENT AND OPERATIONS FOLLOWING THE TRANSACTION

            After consummation of the Transaction, WICOR will be a direct subsidiary of WEC and WICOR's subsidiaries, including Wisconsin Gas, will be indirect subsidiaries of WEC. A copy of the post-Transaction corporate organization chart is attached as Exhibit E-10. In addition, the directors and officers of WICOR will continue in office at WICOR after the Transaction except that (i) WEC shall appoint new directors to the WICOR Board of Directors which will represent a majority of the WICOR directors and (ii) Mr. Abdoo will become Chairman of the Board of Directors of WICOR. The principal corporate and executive offices of WICOR will remain in Wisconsin.

            The Merger Agreement provides that upon the consummation of the Merger, Mr. Richard A. Abdoo will continue as the Chairman of the Board, President and Chief Executive Officer of WEC and that George E. Wardeberg, the Chairman of the Board and Chief Executive Officer of WICOR, will become the Vice Chairman of the Board of WEC. The Merger Agreement also provides that, in addition to Mr. Wardeberg, one other member of the current WICOR Board of Directors will be elected a director of the WEC Board of Directors.

ITEM II: FEES, COMMISSIONS AND EXPENSES

            The fees, commissions, and expenses that shall be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

                                               (dollars in thousands)
                                               ----------------------

Commission filing fee for the Registration Statement on Form S-4..........258
Hart Scott Rodino Act filing fee...........................................45
Accountants' fees.........................................................373
Legal fees and expenses.................................................2,380
Shareholder communication, proxy solicitation, and exchanging, printing, and engraving of stock certificates.........................1,155
NYSE listing fee...........................................................45
Investment bankers' fees and expenses..................................10,353
Miscellaneous (including consultants and internal costs)..................891

      Total............................................................15,500


ITEM III: APPLICABLE STATUTORY PROVISIONS

            The following Sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction: 9(a)(2), 10 and 3(a)(1). Section 9(a)(2) provides that "[u]nless the acquisition has been approved by the Commission under Section 10, it shall be unlawful ... for any person ... to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."
Section 2(a)(11) of the Act defines an "affiliate" as, inter alia, "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

            Pursuant to the Transaction, WEC, indirectly through its acquisition of WICOR, will acquire the securities of Wisconsin Gas, a public utility company. Therefore, following the Transaction, WEC, already an affiliate of WEPCO and Edison Sault, will be an affiliate of Wisconsin Gas. Accordingly, the Transaction requires the Commission's approval and is subject to the standards of Section 10 of the Act. WEC believes that the Transaction satisfies the standards of Section 10, and therefore requests a Commission order approving the Transaction.

            As noted above, WEC currently is a public utility holding company exempt from regulation under the Act (other than Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. Following the Transaction, WEC and each of its subsidiary companies from which it derives a material part of its income will be organized under the laws of the state of Wisconsin and carry on its utility business substantially within Wisconsin. Accordingly, WEC also requests an order from the Commission granting WEC an exemption pursuant to Section 3(a)(1) of the Act.

A.    SECTION 10 STANDARDS

            The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth in detail below, the Transaction fully complies with such sections.

      1.    SECTION 10(B)

            Section 10(b) provides that the Commission shall approve an acquisition unless the Commission finds that:

      (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding- company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

            a.    Section 10(b)(1)

            Under Section 10(b)(1), the Commission may not approve a proposed acquisition if it finds that the proposed acquisition will "tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Thus, Section 10(b)(1) does not prohibit an acquisition merely because the acquisition causes interlocking relations or increases concentration of control to some degree. Instead, the Commission will determine whether any detrimental effects from any interlocking relations or concentration of control caused by the merger outweigh the merger benefits.

                  i.    Interlocking Relationships

            Any acquisition subject to Section 9(a)(2) will create interlocking relations between previously unrelated companies. As the Commission has noted, "with any addition of a new subsidiary to a holding company system, the Acquisition will result in certain interlocking relationships between [the two merging companies]." Northeast Utilities, Holding Company Act
Release No. 25221 (December 21, 1990), modified on other grounds, Holding Company Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of
Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("Northeast I"). The Commission also has recognized that such "interlocking relationships are necessary to integrate [the two merging companies.]" Id.

            After completion of the Transaction, WEC will appoint a majority of the WICOR Board of Directors. In addition, two members of the WICOR Board of Directors will become members of the WEC Board of Directors. These interlocking relationships will serve to integrate WEC and WICOR. Thus, the interlocking relationships that will occur will not be detrimental to the interests protected by the Act and are not prohibited by
Section 10(b)(1).

                  ii.   Concentration of Control

            The Transaction will not result in a concentration of control detrimental to the public interest in violation of Section 10(b)(1). The Transaction will not create an excessively large merged company. Following the Transaction, WEC will have total utility assets of approximately $6 billion, total utility revenues of approximately $2.5 billion, and will serve approximately one million electric utility customers and 937,000 gas utility customers. The Commission has recently approved a number of transactions which resulted in holding companies of a much larger size.1

--------
1     See PP&L Resources, Inc., Rel. No. 35-26905 (August 12, 1998) ("PP&L")
     (utility assets of approximately $10 billion; utility revenues of approximately $3.1 billion and approximately 1.2 million utility customers); TUC Holding Co., Rel. No. 35-26749 (August 1, 1997)
     ("TUC") (utility assets of approximately $19.6 billion; utility revenues of approximately $6.9 billion and approximately 2.7 million utility customers).

            Nor will the Transaction have an adverse effect on competition in the natural gas or electric industries. As discussed below, as a result of the Transaction, there will neither be a loss of natural gas vs. electricity competition nor a loss of gas-to-gas competition. The Transaction will not result in an increased concentration of market power in the natural gas or electric industries. Indeed, in approving the Transaction, the Wisconsin Commission found that "all issues related to market power can be successfully dealt with by adoption of mitigation measures" imposed by that commission. See Final Decision at 11, attached hereto at Exhibit D-2; see also Exhibit I-1 (responses submitted by WEC and WICOR to certain data requests in the approval proceeding pending before the Wisconsin Commission).

            With respect to competition between electricity and natural gas, the competitive overlap between WEPCO and Wisconsin Gas in terms of service areas is substantial, but the competitive overlap in end uses of energy is meager. Regulation, not interfuel competition, determines customer prices; interfuel competition is such a weak constraint that deregulation of gas and electric distribution has not been considered seriously in Wisconsin. The role of the energy utility companies in such interfuel competition as does exist is virtually non-existent. In addition, the weak role of competition between electricity and gas as a constraint on delivered prices is shown by the continued existence of combination utilities. Most gas customers in Wisconsin are served by combination companies. In those states where open retail access for electricity and gas is occurring, utilities have not been required to divest their gas or electric operations. To the contrary, there have been a number of recent convergence mergers, where electricity companies have bought gas operations, including gas LDC operations with overlapping territories.

            With respect to gas-to-gas competition, Wisconsin Electric and Wisconsin Gas are not currently competing for gas customers. Wisconsin Electric and Wisconsin Gas do not expect any future head-to-head competition for new service territories due to the companies' economic criteria for expansion.

            Moreover, the Transaction will not result in an increase of market power. First, WICOR does not participate in the same markets for retail or wholesale electricity. As a result, the combination of WEC with WICOR will have no impact whatsoever on concentration in those product markets. Similarly, while Wisconsin Gas and the gas operations of WEPCO do participate in the retail natural gas product market, the geographic markets they serve are distinct. Absent any overlap of geographic markets, a combination of the two companies will have no impact on concentration in any geographic market for retail gas.

            If the retail product market were defined more broadly to include both retail gas and retail electricity, then the combination of WICOR and WEC would lead to an increase in concentration in the geographic market in which Wisconsin Gas' retail gas service overlaps with WEPCO's retail electric service. However, because of the weakness of gas-electric competition discussed above, such an expansive definition of the product market would be erroneous. Accordingly, the Transaction will not create an increased concentration of market power.

            The Transaction will provide important competitive benefits. The merged company will be stronger and better equipped to compete effectively in rapidly changing energy markets. In addition, as discussed herein, the Transaction is expected to result in efficiencies and economies for customers, investors, and the public. The Commission will weigh such benefits against any concerns about concentration of control. See American Electric Power Co., 46 S.E.C. 1299 (1978).

            Finally, under the HSR Act and regulations thereunder, the Transaction cannot be consummated until WEC and WICOR have filed Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") describing the effects of the Transaction on competition in relevant markets, and expiration or termination of the required waiting period. On September 22, 1999, WEC and WICOR filed the required Notification and Report Forms and in early March 2000 the FTC closed its review of the Transaction.

            b.    Section 10(b)(2)

            Pursuant to Section 10(b)(2) of the Act, the Commission must determine whether the consideration to be paid in connection with the Transaction, "including all fees, commissions and other renumeration . . . is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired . . . ."

                  i.    Fairness of Consideration

            When determining whether consideration for an acquisition satisfies the fair and reasonable test of Section 10(b)(2), the Commission has considered: (i) the market price at which securities have traded; (ii) whether the purchase price was decided as the result of arm's-length negotiations; (iii) whether each party's board of directors has approved the purchase price; (iv) the opinions of investment bankers, and (v) the earnings, dividends and book and market value of the shares of the company to be acquired. See American Natural Gas Co., Holding Company Act Release No. 15620 (December 12, 1966), Consolidated Natural Gas Co., Holding Company Act Release No. 25040 (February 14, 1990). In accordance with the standards the Commission previously has established, the consideration to be paid by WEC in the Transaction is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the WICOR Common Stock.

            Each share of WICOR Common Stock will be converted into the right to receive $31.50 per share in cash, WEC Common Stock, or a combination of the two. As shown in the table below, the quarterly data, high and low, for WICOR Common Stock provide support for the consideration for each share of WICOR Common Stock.


                                                           DIVIDENDS
                                                           PAID PER
WICOR                    HIGH*             LOW*          COMMON SHARE
1996
First Quarter          $17 7/32          $15 1/16           $0.205
Second Quarter          18 7/8            16 3/8             0.205
Third Quarter           18 7/8            16 13/16           0.21
Fourth Quarter          18 7/16           17                 0.21
1997
First Quarter          $18 15/16         $17                $0.21
Second Quarter          19 7/8            16 11/16           0.21
Third Quarter           21 29/32          19 13/32           0.215
Fourth Quarter          23 15/16          20 1/2             0.215
1998
First Quarter          $24 11/32         $21 7/16           $0.215
Second Quarter          24 3/4            21 1/4             0.215
Third Quarter           24 5/16           20 1/8             0.22
Fourth Quarter          25 1/2            19 5/8             0.22

* Adjusted for a 2-for-1 stock split effective in May 1998.

            The $31.50 purchase price represents an 18.6 percent premium above WICOR's closing stock price on June 25, 1999, the last trading day before the Transaction was announced.

            Moreover, as explained herein and in a copy of the Proxy Statement attached as Exhibit C-1, the consideration to be paid by WEC was the result of extensive, lengthy, arms-length negotiations between the management and advisors of WEC and WICOR. In addition, the Transaction has been approved by both the WEC and WICOR Boards of Directors, and is subject to the approval of the WEC and WICOR shareholders. At separate meetings held October 27, 1999, the WEC and WICOR shareholders each approved the Transaction. Finally, financial advisors for both WEC and WICOR reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies. An opinion from WEC's financial adviser, Chase Securities Inc. (see Exhibit F-3), states that the consideration to be paid by WEC with respect to the Merger is fair, from a financial point of view, to WEC. An opinion from WICOR's financial adviser, Merrill Lynch, Pierce, Fenner & Smith Incorporated (see Exhibit F-4), states that the consideration to be received by WICOR's shareholders with respect to the Transaction is fair, from a financial point of view, to WICOR and WICOR's shareholders. Accordingly, the consideration to be paid in accordance with the Transaction is fair and reasonable in accordance with the standards of
Section 10(b)(2).

                  ii.   Reasonableness of Fees

            The overall fees, commissions and expenses WEC and WICOR expect to incur in connection with the Transaction are set forth in Item II to this Application/Declaration. WEC and WICOR together expect to incur total costs of approximately $16 million.

            WEC believes that the estimated fees and expenses bear fair relation to WICOR's value and the Transaction savings, and are fair and reasonable. Northeast Utilities, Holding Company Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Company Act Release No. 25550 (June 4, 1992) ("Northeast II") (Commission considers whether fees and expenses bear a fair relation to the value of the company to be acquired and the savings to be achieved by the acquisition). As discussed below, the expected savings that will be achieved by the Transaction substantially will outweigh the estimated fees. Furthermore, the estimated overall fees are reasonable as compared to the fees approved by the Commission in other merger transactions.2 Thus, the fees to be incurred in connection with this Transaction are consistent with the standards of
Section 10(b)(3).

            c.    Section 10(b)(3)

            Section 10(b)(3) of the Act provides that the Commission may not approve an acquisition if "such acquisition will unduly complicate the capital structure of the holding-company system ... or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system."

                  i.    Capital Structure

            The proposed combination of WEC and WICOR will not unduly complicate the capital structure of the merged company. As a result of the Transaction, WEC will acquire 100 percent of the common stock of WICOR, and will continue to own 100 percent of the common stock of WEPCO and Edison Sault. The Transaction will not affect the outstanding securities of WEPCO, Edison Sault or WICOR (including Wisconsin Gas), including their long-term debt obligations. The only issued and outstanding voting securities of WEC are and will be WEC Common Stock.

--------
2 See TUC (fees and expenses of $37 million); Sierra Pacific Resources and Nevada Power Co., Rel. No. 27054 (July 26, 1999) (fees and expenses of $26 million).

            The Commission has determined that acquisitions do not unduly complicate the capital structure of a holding company system if the purchaser's capital structure is negligibly affected by the acquisition and the debt-to-equity ratio of the merged holding company following the acquisition falls within the seventy-to-thirty percent of debt- to-common equity generally prescribed by the Commission. Northeast I; Entergy Corporation, Holding Company Act Release No. 25952 (December 17, 1993).

            Set forth below are summaries of the historical capital structures of WEC and WICOR at December 31, 1999:


             WEC and WICOR Historical Capital Structures
                            (In Millions)


                                 WEC                  WICOR
                                 ---                  -----
                                  $       %           $          $

Long-Term Debt                 2,135      49         205         32
Trust Preferred Securities       200       4           0          0
of Subsidiary
Preferred Equity                  30       1           0          0
Common Equity                  2,008      46         434         68
                               -----    ----         ---       ----
Total Capitalization           4,373     100         639        100
                               =====     ===         ===        ===
Short-Term Debt*                 577                 128
                                 ===                 ===


            The pro forma consolidated capital structure of a combined WEC and WICOR at December 31, 1999, would have been as follows:


     Post-Transaction WEC's Pro Forma Consolidated Capital Structure**
      ---------------------------------------------------------------
                               (in Millions)


                                      $         %

            Total Debt                3,787        58
            Trust Preferred             200         3
            Securities of Subsidiary
            Preferred Equity             30         1
            Common Equity             2,495        38
                                      -----       ---
            Total Capitalization      6,512       100
                                      =====       ===

      *     Includes current portion of long-term debt.
      ** Purchase price is assumed to be financed with a combination of WEC Common Stock and cash in the form of short-term bridge financing.


            As described in Item 1.C.2. above, the consideration to be paid by WEC will be a combination of cash and WEC Common Stock if the Average WEC Price is $22.00 per share or above. WEC currently intends to finance the cash portion of this consideration through short-term bridge financing. As the tables above reveal, following the Transaction WEC will have a pro forma common equity to total capitalization ratio of approximately 38 percent, which exceeds the Commission's traditionally acceptable ratio.(3)

----------------

3 The price per share of WEC Common Stock as of March 23, 2000 was $18.75. If the Average WEC Price is less than $22.00 per share at the time of closing, WEC intends to finance the transaction 100 percent through short-term debt rather than a combination of cash and WEC Common Stock, as permitted under the Merger Agreement. In that event, WEC will have a pro forma common equity to total capitalization ratio of approximately 31%, still in excess of the Commission's traditionally acceptable ratio.


          ii. Public Interest, Interest of Investors and Consumers and Proper Functioning of Holding Company System

            Section 10(b)(3) also requires the Commission to determine whether the Transaction will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the post-Transaction WEC system. As set forth more fully herein, the Transaction is expected to result in substantial cost savings and synergies, and will improve the efficiencies of the utility systems. Thus, the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

      2.    SECTION 10(C)

            a.    Section 10(c)(1)

            Pursuant to Section 10(c)(1), the Commission may not approve an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11. Section 8, which provides that a registered holding company may not acquire an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of such an acquisition, applies only to registered holding companies and, therefore, is not applicable to this transaction. Although Section 8 is not applicable to the Transaction, WEC and WICOR will secure the approval of the Wisconsin Commission prior to consummating the Transaction.

            Section 11(b)(1) provides that unless it satisfies the requirements of Section 11(b)(1)(A)-(C), a registered holding company must limit its operations to those of "a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." The Commission previously has determined that "a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the [requirements of Section 11(b)(1)(A)-(C)], provided that there is de facto integration of the utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition." CMP Group, Inc., Holding Company Act Release No. 26977 (February 12, 1999); see also Sierra Pacific Resources, Holding Company Act Release No. 27054 (July 26, 1999). As discussed below in connection with the standards of Section 10(c)(2), the Transaction satisfies these standards for approval. The Transaction will tend toward the development of an integrated system that will benefit consumers, investors and the public.

            b.    Section 10(c)(2)

            Section 10(c)(2) provides that the Commission may not approve an acquisition "unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public- utility system ..." As noted above, the Commission has determined that an exempt holding company may consist of more than one integrated public utility system, provided that there is de facto integration of the combined utility properties and that the transaction serves the public interest. The combined WEC/WICOR system will consist of one integrated electric utility system and one integrated gas utility system, which in turn will be integrated in a number of important ways.

                  i.    Integrated Electric Utility System

            With respect to electric utility facilities, Section
2(a)(29)(A) defines an integrated electric utility system as:

            A system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

            WEC conducts electric utility operations through its two present subsidiaries, WEPCO and Edison Sault. The Commission previously has determined that the electric utility operations of WEPCO and Edison Sault constitute a single integrated electric utility system. WEC, supra. Following the Transaction, the electric utility operations of WEC will continue to constitute an integrated electric utility system.

                  ii.   Integrated Gas Utility System

            With respect to gas utility facilities, Section 2(a)(29)(B) defines an integrated gas utility system as:

            a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

            WEC currently conducts its gas utility operations through its subsidiary, WEPCO. WICOR currently conducts its gas utility operations through its subsidiary, Wisconsin Gas. As discussed below, following the Transaction, the gas utility operations of WEPCO and Wisconsin Gas will constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B).

                         (A) Single Area or Region

            The WEPCO and Wisconsin Gas retail gas service areas are located wholly within the state of Wisconsin. The two companies share approximately 100 miles of common gas service territory boundary in southeast Wisconsin (through Milwaukee, Waukesha, Dodge, and Jefferson counties) and approximately 80 miles of common gas service territory boundary in the Fox Valley area of central Wisconsin (through Calumet, Outagamie, Winnebago, Waushara, and Waupaca counties). Thus, the retail gas service areas of WEPCO and Wisconsin Gas are adjacent and located in close proximity. The Commission has approved mergers between gas utilities far more separated. See MCN Corporation, 62 SEC Docket 2379 (September 17,
1996) (approving acquisition of an interest in a gas utility company by an exempt gas utility holding company whose service area is located more than 500 miles distant in a non-adjoining State) ("MCN"). The two companies also jointly own the high-pressure Eagle distribution line from the Northern Natural Gas Pipeline Eagle Gate to Mukwonago.

            Not only are the gas operations of WEPCO and Wisconsin Gas adjacent and located in close proximity, they also share common sources of gas supply. Section 2(a)(29)(B) specifically provides that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Historically, in determining whether two gas companies share a "common source of supply," the Commission has placed primary importance on whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two entities can achieve is through the coordination and management of gas supply. Both WEPCO and Wisconsin Gas obtain all of their gas supply from the same basins, namely the Oklahoma and Texas basins, the Gulf of Mexico and western Canada. Wisconsin Gas has contracted for long-term firm capacity on a relatively equal basis from each of these areas. WEPCO contracts for firm capacity from the Oklahoma and Texas basins and the Gulf of Mexico on a relatively equal basis, with a somewhat smaller amount from Canada. Wisconsin Gas has contracts for firm supplies with terms in excess of 30 days with 18 gas suppliers for gas produced in each of the three producing areas discussed above. WEPCO has contracts for firm supplies with terms in excess of 30 days with 16 gas suppliers for gas produced in each of the three producing areas discussed above.

            In addition, WEPCO and Wisconsin Gas obtain transportation services from several of the same interstate gas pipelines, namely ANR, Northern Natural and Viking. Although ANR can supply all of Wisconsin Gas' Milwaukee area annual market requirements, Northern Natural can supply approximately 25 percent of those requirements. Wisconsin Gas also has contracted with ANR for substantial underground storage capacity in Michigan. Wisconsin Gas' distribution system includes mains connected at 146 gate stations to the pipeline transmission systems of ANR, Northern Natural and Viking. WEPCO's gas distribution system include mains connected at 21 gate stations to the pipeline transmission systems of ANR, Northern Natural and NGPL. Accordingly, there is substantial evidence that WEPCO and Wisconsin Gas share a common source of supply, in terms of supply basins, suppliers and pipelines.

            Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines in response to various FERC initiatives.4 Of particular importance has been the formation of a national network of trading hubs at locations where interstate pipelines intersect.

            Several interstate gas pipelines, including ANR and NGPL, converge in an area near Chicago, Illinois. The Alliance pipeline currently is under construction. Alliance originates in western Canada and terminates at Joliet. Alliance will have capacity of 2.0 billion dekatherms per day. Two large gas distribution companies, Peoples Energy and Nicor Gas, have facilities in the hub and are able to provide services for gas purchasers. This aggregation of pipelines and large gas utilities forms what has been denominated the "Chicago Market Hub". Several proposed pipelines could become part of the hub, and in the future, it is likely that the hub could be expanded to include several other existing pipelines that operate in northern Illinois. Currently, and increasing in the future as long- line capacity contracts expire, the Chicago Market Hub will be a place where gas is priced, sold and delivered in a competitive market. Utilities and other shippers will be able to purchase gas originating in most of the major gas producing areas of North America at the hub, and they will not have to hold pipeline capacity contracts from the point of production to their markets to do so as has been necessary historically. The pipelines or utilities with facilities in or near the Chicago Market Hub offer ancillary services, such as storage, parking, lending, and back-haul services, thereby providing the flexibility gas utilities need to manage their changing seasonal, and even daily, demands for gas. The proposed Guardian pipeline is designed to access gas delivered at the Chicago Market Hub from any of the pipelines comprising the hub and to transport the gas to Wisconsin. Substantially all of the capacity that Wisconsin Gas and WEPCO use to serve southeastern Wisconsin is under long-term, long-haul or storage contracts that expire between now and October 31, 2003. Therefore, in the near future Wisconsin Gas and WEPCO will have the opportunity to restructure their capacity portfolios to take advantage of the gas purchasing opportunities at the Chicago Market Hub.


--------
4 The Commission has taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades. See 1995 Report, pp. 29 - 31. In the Report, the Division recommended that the Commis sion "interpret the single area or region' requirement of [Section 2(a)(29)] flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act." Id. at 73.

            With the construction of new pipeline capacity and development of trading "hubs" and market centers, which now provide buyers with access to gas supplies in many producing areas, the gas industry is rapidly evolving into a fully integrated, competitive, marketplace. These developments will allow WEPCO and Wisconsin Gas even greater flexibility in coordinating and managing common supply.

            The Chicago hub is of special importance as a result of the increased importation of low-cost western Canadian gas. With the expansion of import capacity for Western Canadian gas into the Chicago area, it is projected that Illinois will experience an excess supply situation. Given the proximity of Chicago to Wisconsin, it is likely that the Chicago hub itself will become an important supply region for the majority of gas moving to Wisconsin. Both WEC and WICOR have continued interest in expanding market access to the Chicago hub.

            Because WEPCO and Wisconsin Gas share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, including the Chicago hub, WEPCO and Wisconsin Gas will have the physical ability to coordinate and manage their portfolios of supply, transportation, and storage.

                         (B) Coordinated Operations

            After the Transaction, WEC and WICOR plan to coordinate the operation of their gas utility operations in a number of ways. For example, WEPCO and Wisconsin Gas plan to evaluate ways to consolidate their gas purchasing functions, and expect that significant savings will result as a result of the combined company's increased options and flexibility. WEPCO and Wisconsin Gas also will evaluate ways to combine their service center operations where feasible. The merged company will explore the possibility of high- pressure pipeline interconnects between the systems. These and other coordinated operations are discussed in detail in the Testimony of James F. Schott, filed with the Wisconsin Commission in support of WEC's Application for the Wisconsin Commission's approval of the Transaction (the "Wisconsin Application") (Exhibit D-1).

                       (C) Economies and Efficiencies

            It is estimated that the Transaction will produce annual savings of approximately $35 million, as the result of lower costs for purchased gas; materials and services through enhanced purchasing power; elimination of duplicative resources and services; and consolidation of operations and functions over time, as described above. The expected benefits and cost savings flowing from the Transaction are discussed in the Wisconsin Application (Exhibit D-1).

                         (D) Absence of Impairment

            The integrated gas utility system consisting of the gas operations of WEPCO and Wisconsin Gas will not be so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation. As discussed, the Transaction will result in substantial economies and efficiencies. The Transaction will not impair the effectiveness of state regulation. Each of WEPCO, Edison Sault, and Wisconsin Gas will continue its separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Wisconsin Commission, the Michigan Commission, the FERC, and the NRC.

                  iii.  De Facto Integration

            Following the Transaction, there will be clear de facto integration of WEC's integrated electric utility system and integrated gas utility system. First, the respective service territories of the gas and electric systems will be "overlapping, adjacent or in close proximity to each other." See CMP, PP&L. Second, the electric and gas systems will be coordinated with respect to a number of administrative, operational and support functions. Such functions being considered include: human resources, payroll, customer service, meter reading, billing, supply chain, fleet, accounting and treasury. Third, the Transaction will result in a company that will be able more efficiently and effectively to provide energy services to customers. Fourth, the Transaction will not result in any of the abuses, such as "ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) and the Act generally were intended to address." See Id. Accordingly, the Transaction will satisfy the requirements of Section 10(c)(2).

      3.    SECTION 10(F)

            Section 10(f) provides that the Commission may not approve an acquisition "unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with ...."

            As described below, the Transaction requires the approval of the Wisconsin Commission. On July 20, 1999, WEC filed the Wisconsin Application, a copy of which is attached hereto as Exhibit D-1. By order dated March 14, 2000, attached hereto as Exhibit D-2, the Wisconsin Commission approved the Transaction. The Michigan Commission does not have the statutory authority to review holding company-to- holding company mergers or acquisitions. Thus, no approval or authorization of the Michigan Commission is required for the Transaction.

B.    SECTION 3(A)(1)

            Section 3(a)(1) provides that unless the Commission would find an exemption "detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt any holding company from registration if:

            such holding company and every subsidiary company thereof, which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

            As previously noted, WEC currently is a Section 3(a)(1) exempt holding company pursuant to Commission order. After consummation of the Transaction, WEC will continue to satisfy the requirements of Section 3(a)(1). As a result of the Transaction, WEC will acquire one additional utility subsidiary, Wisconsin Gas. Wisconsin Gas is incorporated under the laws of the state of Wisconsin and conducts all of its gas business within Wisconsin. The merged company will obtain approximately 94 percent of its utility gross revenues from within Wisconsin.5 Moreover, the Transaction will result in significant economies and efficiencies which will benefit the interests of consumers, investors and the public. Accordingly, after WEC's acquisition of WICOR, and therefore Wisconsin Gas, WEC will continue to satisfy the standards of Section 3(a)(1).

--------
5 The remaining six percent of utility gross revenues primarily come from WEPCO's and Edison Sault's operations in the Upper Peninsula of Michigan.

ITEM IV: REGULATORY APPROVALS

            As noted above, the Transaction was approved by the Wisconsin Commission on March 14, 2000 by order attached hereto as Exhibit D-2.

            The HSR Act, and rules and regulations thereunder, provide that certain merger transactions (including the Transaction) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. The FTC closed its review of the Transaction in early March 2000.

ITEM V: PROCEDURE

            The Commission is respectfully requested to issue and publish at the earliest possible date an order granting and permitting this Application/Declaration to become effective.

            It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM VI: EXHIBITS AND FINANCIAL STATEMENTS

A.    EXHIBITS

      A-1   Restated Articles of Incorporation of WEC, as amended and
            restated effective June 12, 1995 (Exhibit (3)-1 to WEC's Form
            10-Q for the quarter ended June 30, 1995, File No. 1-9057, and incorporated herein by reference)**
      A-2   By-Laws of WEC, as amended to December 17, 1997 (Exhibit 3.2 to
            WEC's Annual Report on Form 10-K for the year ended December
            31, 1997, File No. 1-9057, and incorporated herein by
            reference)**
      A-3   Restated Articles of Incorporation of WEPCO, as amended and restated effective January 10, 1995 (Exhibit (3)-1 to WEPCO's
            Annual Report of Form10-K for the year ended December 31, 1994,
            File No. 1-1245, and incorporated herein by reference)**
      A-4   By-Laws of WEPCO, as amended to December 17, 1997 (Exhibit 3.2 to WEPCO's Annual Report on Form 10-K for the year ended
            December 31, 1997, File No. 1-1245, and incorporated herein by reference)**
      A-5   Restated Articles of Incorporation of WICOR, as amended
            (Exhibit 3.1 to WICOR's Form 10-Q for the quarter ended July
            31, 1998, File No. 1- 7951, and incorporated herein by
            reference)**
      A-6   By-Laws of WICOR, as amended**
      A-7   Restated Articles of Incorporation of Wisconsin Gas (Exhibit
            3.1 to Wisconsin Gas' Form 10-K for the year ended December 31,
            1998, File No. 1-7951, and incorporated herein by reference)**
      A-8   By-Laws of Wisconsin Gas**
      A-9   Articles of Incorporation of CEW Acquisition
      A-10  By-Laws of CEW Acquisition

      B-1 Merger Agreement (Appendix A to WEC and WICOR Joint Proxy Statement/Prospectus included in WEC Registration Statement on Form S-4, File No. 333-86827, and incorporated herein by reference)**

      C-1 WEC and WICOR Joint Proxy Statement/Prospectus included in WEC Registration Statement on Form S-4 (File No. 333-86827, and incorporated herein by reference)**

      D-1   Application filed with the Wisconsin Commission requesting approval of the Transaction**
      D-2   Wisconsin Commission order approving the Transaction

      E-1   Map of WEPCO electric service area**
      E-2   Map of WEPCO transmission system (Exhibit E-6 to WEC's Form
            U-1, dated January 16, 1998, File No. 70-9161, and incorporated herein by reference)**
      E-3   Map of WEPCO gas service area** E-4 Map of Edison Sault electric service area**
      E-5   Map of Edison Sault transmission system (Exhibit E-5 to WEC's
            Form U- 1, dated January 16, 1998, File No. 70-9161, and
            incorporated herein by reference)**
      E-6   Map of Wisconsin Gas service area**
      E-7   Maps showing interconnections of WEPCO and Edison Sault, with each other and with other systems (Exhibit E-2 to WEC's Form
            U-1, dated January 16, 1998, File No. 70-9161, and incorporated herein by reference)**
      E-8   WEC corporate organization chart** E-9 WICOR corporate
            organization chart** E-10 Post-Transaction corporate organization chart**

      F-1   Preliminary opinion of counsel
      F-2   Past-tense opinion of counsel (to be filed by Amendment with Rule
            24 certificate)
      F-3   Opinion of Chase Securities Inc. (Appendix B to WEC and WICOR Joint
            Proxy Statement/Prospectus included in WEC Registration Statement on Form S-4, File No. 333-86827, and incorporated herein by reference)**
      F-4   Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
            (Appendix C to WEC and WICOR Joint Proxy Statement/Prospectus included in WEC Registration Statement on Form S-4, File No.
            333- 86827, and incorporated herein by reference)**

      G-1 Combined Annual Report of WEC and WEPCO on Form 10-K for the year ended December 31, 1998, dated March 25, 1999 (File Nos. 1- 9057 and 1-1245 and incorporated herein by reference) **
      G-2 Combined Quarterly Report of WEC and WEPCO on Form 10-Q for the quarter ended September 30, 1999, dated November 15, 1999 (File Nos. 1-9057 and 1-1245 and incorporated herein by reference)
      G-3 Annual Report of WICOR and Wisconsin Gas on Form 10-K for the year ended December 31, 1998, dated March 23, 1999 (File Nos. 1-7951and 1-7530 and incorporated herein by reference) **
      G-4 Quarterly Report of WICOR and Wisconsin Gas on Form 10-Q for the quarter ended September 30, 1999, dated October 26, 1999 (File Nos. 1-7951 and 1-7530 and incorporated herein by reference)

      H-1   Proposed Form of Notice**

      I-1   Wisconsin Commission Proceeding Responses to Certain Data
            Requests**


B.    FINANCIAL STATEMENTS

      FS-1 WEC Consolidated Balance Sheet at December 31, 1998 (see Annual Report of WEC on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto))**
      FS-1A WEC Consolidated Balance Sheet at September 30, 1999 (see
            Combined Quarterly Report of WEC and WEPCO on Form 10-Q for the quarter ended September 30, 1999, dated November 15, 1999 (Exhibit G-2 hereto))
      FS-2 WEC Consolidated Statements of Income for the year 1998 (see Annual Report of WEC on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto))**
      FS-2A WEC Consolidated Statements of Income for the nine month period ending September 30, 1999 (see Combined Quarterly Report of WEC and WEPCO on Form 10-Q for the quarter ended September 30, 1999, dated November 15, 1999 (Exhibit G-2 hereto))
      FS-3 WICOR Consolidated Balance Sheet at December 31, 1998 (see Annual Report of WICOR on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto))**
      FS-3A WICOR Consolidated Balance Sheet at September 30, 1999 (see
            Quarterly Report of WICOR on Form 10-Q for the quarter ended September 30, 1999, dated October 26, 1999 (Exhibit G-4 hereto))
      FS-4 WICOR Consolidated Statements of Income for the year 1998 (see Annual Report of WICOR on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto))**
      FS-4A WICOR Consolidated Statements of Income for the nine months ending September 30, 1999 (see Quarterly Report of WICOR on Form 10-Q for the quarter ended September 30, 1999, dated October 26, 1999 (Exhibit G-4 hereto))

**previously filed


ITEM VII:  INFORMATION AS TO ENVIRONMENTAL EFFECTS

            The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Transaction pertain to the required approvals and actions summarized in
Item IV, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of the public utilities involved in the Transaction that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                              SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this pre-effective Amendment No. 2 to be signed on its behalf by the undersigned thereunto duly authorized.


WISCONSIN ENERGY CORPORATION

BY:

      /s/ Larry Salustro
      ---------------------------------
      Name:  Larry Salustro
      Title: Vice President


Dated:  March 24, 2000